National Energy Improvement Fund, LLC (NEIF)

2025 Form C-AR

Annual Report



Disclosures

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by National Energy Improvement Fund LLC, a Pennsylvania limited liability company (the "Issuer") through the crowdfunding portal www.honeycombcredit.com, Inc. a Pennsylvania corporation, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in our expectations.

Past performance is not a guarantee of future results.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

- Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
- Maintain a master security holder list reflecting the owners of those securities,
- Maintain a transfer journal or other such log recording any transfer of ownership,
- Effect the exchange or conversion of any applicable securities,
- Maintain a control book demonstrating the historical registration of those securities, and
- Countersign or legend any physical certificates of those securities, if the securities are certificated.

- Provide all required tax documents to investors

Issuer Name	National Energy Improvement Fund, LLC
Doing Business As	National Energy Improvement Fund (NEIF)
Offering Amount	$10,000 - $1,000,000
Security Type	Class CF (2.0) Preferred Equity Investment Certificates*
	Also referred to as - Preferred Investment Certificates
Annual Rate	8.50% Annual Rate for investments $25,000 or greater
	7.00% Annual Rate for investments of $1,000 to $24,999
Price	$1,000 per unit per share
Term	Redeemable via 7-year Amortization (Quarterly Payments)

NEIF for simplicity purposes is going to refer to these securities as "Preferred Investment Certificates". There is no change to the actual security or its name in the Operating Agreement.

COMPANY OVERVIEW

The National Energy Improvement Fund, LLC ("NEIF" or the "Company"') is a Pennsylvania public benefit, for profit, limited liability company (LLC) organized on July 17, 2017. NEIF is a Certified B Corporation. The Company is located at 1005 Brookside Road, Suite 200, Allentown, PA 18106 and 1800 Wazee Street, Suite 300, Denver, CO 80202. The Company's website address is www.neifund.org .

NEIF operates as a multi-state non-bank financial services company. NEIF provides financing for essential energy and resilience improvements like heating, ventilation, air-conditioning (HVAC), roofing, lighting, and battery storage, which make homes and businesses more resilient, efficient, healthy, and comfortable and helps contractors grow their businesses. Led by energy financing pioneers, Peter Krajsa, Matthew Brown, Laura Nelson and a team responsible for over $900 million in innovative energy financing programs, NEIF is currently the nation's only Certified B Corporation® specializing in energy efficiency and resilience lending and is registered and/or supervised as a consumer lender and servicer in 46 states. NEIF operates its commercial financing platform nationally.

With a heritage dating to 1947 (AFC First and later Harcourt Brown & Carey), NEIF was organized as a for-profit Public Benefit Corporation in 2017 and commenced operations in July 2018. NEIF went through additional assessment and scrutiny to officially be designated as a Certified B Corporation® by the international certification board. Certified B Corporations are businesses that balance purpose and profit, and are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. Certified B Corporations® (B Corps™) meet the highest verified standards of social and environmental performance, public transparency, and legal accountability in five categories: governance, workers, customers, community, and the environment. NEIF is also an approved Home Improvement Expert™ Partner of the U.S. Department of Energy.

NEIF provides fixed rated, point-of-purchase financing for most installed products that improve a home's energy efficiency, health, resilience, or comfort, installed by NEIF - Approved Contractors. These include heating, cooling, insulation, roofing, generators, windows, and renewables. NEIF also offers financing for commercial energy improvements such as lighting, battery storage, solar and mechanical systems, typically as a program administrator for utilities. In addition, the company provides advance funding to contractors for utility and other rebates.

See Appendix - Business Plan for additional information

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

BENEFICIAL OWNERS OF THE COMPANY

Below are the names and ownership levels of each person, as of the most recent practicable date, who are beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. Class C and Class D Common Units are the only Voting Equity in the Company, and Peter Krajsa and Matthew Brown are the two and only beneficial owners of NEIF.

NAME	Number and Class of Securities Held	% OWNERSHIP
Peter J. Krajsa	Class C Common 300.44 Class D Common 0.05	50%
Matthew H. Brown	Class C Common 300.44 Class D Common 0.05	50%

Capital Structure

This is the Capital Structure of NEIF as of December 31, 2025.

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights
Common Units	Class C 600.88	$500,000	yes
	Class D 435.12	$1,600,000	yes - limited
Preferred Units	Class A 100.00	$230,000	no
	Class A-1 250.00	$7,500,000	no
	Class A-2	$2,000,000	no
	Class B 200.00	$2,763,669	no
	Class E 100.00	$325,000	no
	Class CF	$3,093,382	no
	Class F 100.00	$740,263	no

	Class KEEP QNB	$2,063,374	no
Debt Securities*	Regulation CF	$234,000	no

Table 4. Capital Structure as of December 31, 2025. *Note: The Debt Securities had a minimum increment of $1,000 and total original outstanding dollar amount of $210,000; NEIF is currently raising capital on the Honeycomb platform as of 4.20.2026 (NEIF #6), and completed a rolling close on 4.16.2026 raising an additional $272,600 of Class CF (2.0)

The above is the only ownership outstanding for the Company. The ownership interests of a(n) PA LLC give the owner the right to share in the profits of the Company.

Key Persons of Issuer

Below is a list of the key Officers and Directors of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Peter J. Krajsa
Dates of Board Service: July 2017-present
Principal Occupation: Co-Chair and Founder, Managing Member
Employer: National Energy Improvement Fund, LLC
Dates of Service: July 2017 - present

Employer: Renew Financial
Title: Executive Vice President
Dates of Service: October 2015-March 2017

Employer: AFC First Financial Corporation
Title: Chairman and CEO
Dates of Service: May 1978-October 2015

Peter Krajsa, Co-Chair and Managing Member, is a recognized innovator in energy efficiency finance for over two decades. Peter spear-headed the creation of a number of major national energy finance programs as CEO of AFC First Financial Corporation, a specialty residential energy efficiency lender, operating programs nationally with a network of over 6,000 participating contractors. Most recently, he headed national channel business development for the innovative energy lender, Renew Financial, which acquired AFC First in 2015, as part of its national expansion plans.

As CEO of AFC First, a company founded by his parents in 1947, Peter led the development of the company's national EnergyLoan® program as one of Fannie Mae's approved lenders; created the

Keystone Home Energy Loan Program in cooperation with the Pennsylvania Treasury Department, DEP and PHFA, which laid the foundation for WHEEL, (Warehouse for Energy Efficiency Loans), the world's first investment grade rated securitization of a portfolio of unsecured energy loans, the Connecticut Solar Leasing program which is the nation's first state sponsored solar leasing program, and many other state, utility and manufacturer financing programs, including on-bill financing programs in Connecticut and Illinois. After running AFC with his brother, primarily as a mortgage banker and direct lender, Peter moved the company exclusively into energy efficiency lending in 1999. Under his leadership, AFC First closed over $500 million in energy efficiency loans, was named by the U.S. DOE as the nation's first private Home Performance with ENERGY STAR sponsor, selected as one of five national pilot lenders for the HUD PowerSaver program, received the Alliance to Save Energy Andromeda Award and established the Green Energy Training Academy supported by the Rockefeller Foundation. He holds a B.S. Economics from the Wharton School, University of Pennsylvania.

Matthew H. Brown
Dates of Board Service: July 2017-present
Principal Occupation: Co-Chair and Founder, Managing Member
Employer: National Energy Improvement Fund, LLC
Dates of Service: July 2017 - present

Employer: Harcourt Brown and Carey
Title: Founder and Principal
Dates of Service: January 2011 – present

Matthew Brown, Co-Chair and Managing Member, has worked in the energy finance and policy field for more than 20 years, beginning his work with the accounting and consulting firm of KPMG in New York. He subsequently worked with an environmental, energy and finance consulting firm conducting research on viability of clean coal companies in the late 1980s. He went on to work with the City of New York, where he was in charge of establishing public-private partnerships for the financing of natural gas fueling stations, among other related activities.

In 1994 he moved to Denver where he headed the National Conference of State Legislatures energy program for 11 years. In this role, he directed a program that provided non-partisan advice on a wide variety of state clean energy policies, including renewable energy standards, tax policy, and establishment of public benefit funds, among numerous other roles. During this time, he testified in more than 35 state legislatures, as well as in front of the Federal Energy Regulatory Commission. In 2005, Matthew moved to Paris, France to begin consulting work with the International Energy Agency, focusing on renewable energy and energy efficiency. Upon his return to Colorado, Matthew built upon his background in a combination of clean energy policy and finance to develop an extensive practice that involves assisting state governments, utilities, lenders, the U.S. Department of Energy, national associations and others in the area of clean energy finance.

Matthew has led HB&C's engagement with the four California investor-owned utilities to develop and implement energy efficiency financing programs as well as a similar engagement to develop a third party financing program with utility bill collections for the Hawaii Public Utilities Commission. He had led the engagement with Xcel Energy advising on financing. Matthew has worked extensively with financial institutions to advise on deployment of capital through loans and leases for clean energy in the western United States as well as nationally. Matthew's expertise in advising governments that are looking to support financing program development has led to the development of multiple public-private partnerships between state governments and private capital providers and lenders. Matthew holds a BA from Brown University and an MBA from New York University's Stern School of Business.

Laura Nelson
Employer: National Energy Improvement Fund, LLC
Title: Chief Operating Officer
Dates of Service: July 2017-present
Oversees all operations including lending, compliance and regulatory matters.

Employer: Renew Financial
Title: VP–Financial Operations
Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation
Title: Chief Financial Officer
Dates of Service: February 2011-October 2015

Laura Nelson, Chief Operating Officer and Founding Member has been involved in financial management, operational controls, process improvement and regulatory and investor compliance for over fifteen years. Most recently she was Vice President, Financial Operations for Renew Financial where she was engaged in all financial aspects of unsecured and PACE lending prior to Renew's acquisition of AFC. First in 2015, she served as AFC's Chief Financial Officer. As AFC's CFO, she oversaw all investor reporting to states, utilities and financial institutions as well as managing systems, IT, licensing, accounting and compliance. She was previously Vice President, Corporate Actions Department at Deutsche Bank, and worked in mutual fund accounting at State Street. She holds an MBA from Boston College and a BSBA from Bucknell University.

<u>Additional Key Staff</u>

Tessa Shin
Employer: National Energy Improvement Fund, LLC
Title: VP– Lending and Programs
Dates of Service: July 2017-present

Employer: Renew Financial
Title: Director of Unsecured Lending
Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation

Title: Director of Lending and Programs
Dates of Service: February 2011-October 2015

Tessa Shin, Vice President – Lending and Programs has helped develop and manage some of the nation's most innovative energy financing programs including Keystone HELP and on-bill programs in Connecticut and Illinois. Most recently she was Director of Unsecured Lending for Renew Financial and prior to Renew's acquisition of AFC First she was AFC's Director of Lending and Programs where she managed policies and procedures for AFC's energy efficiency lending programs as well as AFC First's Home Performance with ENERGY STAR and Power Savers programs. She has earned her BPI Building Analyst designation, and holds a B.S. from Cedar Crest College.

Teri Stoffey
Employer: National Energy Improvement Fund, LLC
Title: VP– Accounting and Servicing
Dates of Service: July 2017-present

Employer: Renew Financial
Title: Accounting Manager
Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation
Title: Director of Process and Reporting
Dates of Service: November 2011-October 2015

Teri Stoffey, Vice President – Accounting and Servicing has had leadership roles in both accounting and loan servicing management, overseeing general ledger, audit and internal systems and controls as well as loan level servicing reporting and financial compliance for relationships with states, utilities and capital sources. Most recently she was Accounting Manager for Renew Financial, and prior to Renew's acquisition of AFC First, she was AFC's Director of Process and Reporting. She holds a B.S. in Business Administration/Accounting from Bloomsburg University and an MBA with a concentration in Accounting from DeSales University.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED FUNDS USE/ BUSINESS PLAN

Program expansion including personnel, licensing, and operating capital

- Continue to expand contractor and partner relationships for market-based financing, particularly in states in which it is newly licensed to lend, including the Southeast, Southwest and Midwest U.S. and California.

- Fully develop new state green bank programs in Pennsylvania, Georgia and other states.

- Implement new agreement with the state of New Mexico for energy efficiency financing.

- Continue to expand its role as administrator for utility-based financing programs.

- Launch new national EnergyPlus market-based financing for energy efficiency upgrades.

- Expand reach of Rebate Bridge program, post September 2025 acquisition of majority interest of RB Funding LLC

Technology

- Broaden the reach of commercial lending, finalizing and implementing NEIF proprietary commercial lending platform.

- Complete transition to new state-of-the-art residential efficiency finance portal and in-home contractor sales tools (LendFoundry) leveraging NEIF's commercial portal technology.

- Develop an integrated energy and emissions reduction tracking system for funded projects.

Marketing and Program Development

- Launch new digital marketing initiatives to attract new contractors, and new digital advertising and print portals for contractors.

- Finalize and launch a new website and contractor technology

Pilot portfolio loan programs

- Establish test programs with expanded credit criteria for low and moderate income borrowers.

Financing - paid at/before the Close of each offering.

- Honeycomb Credit Fees - Honeycomb charges a closing fee applied at a marginal rate based on the total amount raised: Up to $250,000 Up to $250,000 = 8.5%; $250,001 - $500,000 = 7.75%; $500,001+ = 6.75%

Item Cost	Target Funding Goal	Max Funding Goal
Program Expansion	$7,934.00	$793,390.00
Technology	$996.00	$99,610.00

Marketing and Program Development	$220.00	$24,305.00
Pilot Portfolio Loan Programs	$0.00	$8,320.00
Honeycomb Credit Fees	$850.00	$74,375.00
Total	$10,000.00	$1,000,000.00

Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above, to adhere to the Company's overall business plan and liquidity requirements.

The Company - provides investors with NEIF's annual 2025 **Benefit Report** detailing its impact on 1) energy and carbon savings from efficiency improvements financed, 2) strengthening of building resilience to extreme weather events from improvements financed 3) broadening of the affordability of these improvements to all classes of income, and 4) the influence of NEIF's programs on small business development and contractor growth. Attached in the Appendix here.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Limited operating history

The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2017 and began to operate in 2018, has a limited history of operations or earnings.

Benefit company

As used herein, the term "Business" shall refer to operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including promoting energy savings by increasing and improving access for affordable financing of energy efficiency, and resiliency improvements for consumers and business. As used herein, "Benefit Company" shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to include general and/or specific public benefits explicitly; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance. The Company operates as a Benefit Company, which means, among other items, that the Company may consider factors other than maximizing profit and "member equity" when making business decisions, including, but not limited to, general or specific public benefits. Any such decisions may adversely affect the profitability of the Company and/or the ability of investors to realize a return on their investments.

The Company faces significant competition — Other persons and entities in the geographic area to be served by the Company are currently engaged in businesses or providing products or services that are similar to, or competitive with, the Business of the Company (a "Competitive Business"). In the future, additional persons or entities may also become engaged in Competitive Business activities in the geographical area of the Business. The Company is operating in an extremely competitive lending environment. In addition, future competitors may enter the Company's line of business. The Company's competitors may offer services which the Company does not offer or plan to offer, and may have substantially greater resources, name recognition and market presence that benefit them in attracting business. Such competition may adversely impact the profitability of the Company.

Lack of energy efficiency and resilience financing/loan transactions — The Company's revenue will be closely related to the number of energy efficiency and resiliency financing/loan transactions in which it participates. A lack of financing transactions, or defaults under any such financing transactions, would have a direct adverse impact on the ability of the Company to meet its obligations.

General economic conditions may have a significant impact on the Company's financial condition and operating results — The success of the Company depends in large part on general economic conditions. Adverse changes in the economy could reduce the growth rate of the Company, impair the Company's ability to collect loans, and generally affect the Company's financial condition and results of operations. Any sustained economic downtown could: (i) reduce the demand for the Company's services; (ii) lead to increased instances of loan defaults; and/or (iii) influence other factors which could negatively impact revenues. The

Company will primarily provide unsecured energy efficiency loans for residential projects as well as brokering both unsecured and secured financing for commercial projects. The Company's unsecured products are largely based on the Fannie Mae underwriting standards and performance characteristics which historically provided annualized loss rates of less than 1%, far lower than traditional unsecured lending. The risks associated with unsecured loan originations include, without limitation, the lack of collateral with value to offset credit exposure in a loan default scenario, credit quality, and access to capital. The Company focuses on these types of programs because of market expectations, point-of-purchase loan delivery requirements, and the transaction speed necessary for equipment replacement projects i.e., heat pump replacement in winter where a customer has no heat.

The Company's revenue stream and ability to generate new programs is dependent on its ability to generate a high-quality loan portfolio — While the credit risk associated with these loans generally resides with the capital source, it is the Company's business risk that loan performance drives revenue through its program management fee. A significant increase in loan defaults would have a negative impact on the Company, its profitability and its ability to pay preferred stock dividends. Loan quality is directly impacted by underwriting standards applied by the Company in approving borrowers for financing of energy efficiency and resiliency improvements. Weakening these underwriting standards could lead to a higher level of defaults than has been the case historically, which could impact the Company's profitability and its ability to pay any distributions to Members. The Company takes no credit risk in its commercial finance brokerage activities.

The Company is dependent on outside capital sources to provide permanent financing for the loans it generates. An economic downturn could impact capital markets by making capital more expensive or unavailable, thus interrupting the Company's business model and impacting its ability to operate profitably or impacting its ability to pay Distributions on the Certificates. The Company relies on servicing rights, and forecasts expected revenue streams that may not result as expected. An adverse impact on the Company's retained servicing rights would have an adverse impact on future revenue streams and impact the Company's ability to operate profitably and pay Distributions on the Certificates.

Without limiting the foregoing, the Company estimates the value of its servicing rights on an annual basis, taking into account underlying characteristics of the loans it is servicing, including, without limitation, prepayment speeds, default rates, cost to service loans, and an implied present value factor to state the current value of expected future revenue streams. Any material change in these forecasts (or the actual results of such forecasts) could result in an adverse impact on the Company's (i) retained servicing rights, (ii) future revenue streams or available cash, and/or (iii) the Company's ability to operate profitably and/or satisfy its obligations (including, without limitation, any obligations under the Certificates).

Risks related to minority ownership factors: A majority of the Company is owned by a small number of owners — Beneficial Owners (holding 20% or more of the Company's outstanding voting equity securities) own 100% of the Company. Subject to any fiduciary duties owed to other owners or investors under

Pennsylvania law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company actions. They may have interests that are different from yours. Importantly, they can influence the approval to pay cash distributions to Preferred Classes. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their Company, or support or reject other management and board proposals that are subject to owner approval. Holders of the Certificates are minority owners with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have fewer rights than other investors.

Risks Related to Certain Corporate Actions: Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Preferred Equity Risk

Preferred stocks are equity securities, just like common stocks. The dividend or distribution payments on preferred stocks must typically be paid before any dividends can be paid to common stockholders. The dividends and return of principal are not guaranteed by the Company in the same way that interest payments and return of original investment on the Company's bonds are guaranteed. If the Company misses an interest payment on its bonds, it is in default of its bond agreement, and bondholders can sue the Company. If the Company misses a preferred dividend or distribution payment, it's not in default.

Uncertainty around the timing and size of Distribution Payments. There is no defined maturity. Preferred securities receive Dividend or Distribution Payments whose timing and size is determined by a waterfall for available cash, defined in the Company's Operating Agreement, and prior to distribution must be approved by the Board. While a Company may intend to pay distributions based on a specific schedule, the actual schedule of payments will be dependent on how the Company is performing, ability to access cash, among other variables. It is possible that the Company would need to delay payments for one quarter or many quarters or for an undefined period of time. Investors cannot rely on this cash flow in the same manner they could for a fixed income investment. Investors may never receive interest (dividends) on their original investment amount or their original investment amount back.

Limited Upside potential -- While the ability to make timely and complete Dividend or Distribution Payments is generally supported by good operating performance and increased value in the Company's equity, the

Certificates do not include any equity-related upside or bonus, unlike other Classes of Preferred securities may be structured, or most commonly with Common Stock.

Interest rate and Market risk — The Preferred CF 2.0, while equity certificates, do have debt-like features in that they seek to meet a 7 year amortization schedule and have a stated interest (dividend) rate. Interest rates fluctuate over time and may go up or go down. If interest rates more generally go up for a similar investment in the future, this investment will maintain its original lower rate. Subject to any applicable restrictions on the transfer of such Certificates, if an investor desires to sell their Certificate to someone else, a third-party, such third-party may require a discount from the investor's original or un-returned principal investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and the demand for securities that themselves are riskier inherently.

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly, creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs. If you couple this with a rise in rates due to inflation, then the value of the dollars the company earns are worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that demand is reduced and that customers may pull back from purchases.

Call risk — The Certificates, at the option of the Company, can be redeemed at any time with no penalty to the Company. At the time the Company calls your Certificate and pays you the un-returned principal back and interest owed, you may find when you reinvest your money, current interest rates are lower, and your new investment will carry a lower interest rate. And, there is a risk that when interest rates are lower, the Company may want to call the security.

Priority of Payment risk — The Certificates are a form of equity and any distribution and/or liquidation rights under the Certificates, are unsecured obligations of the Company that are "subordinated" (i.e., junior in distribution priority and liquidation preference) to the rights of all currently existing, and potentially future, senior classes of equity or debt securities of the Company (currently, the Class A Units, the Class B Units, Class E, Class CF and Class F Units). Therefore, the Company's obligations to the holders of any existing, and potentially future, "senior" classes of securities must be satisfied in-full before payment can be made on the

Certificates. Accordingly, there can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Certificates. For the avoidance of doubt, no assurance can be given that a Class CF 2.0 Member will realize their anticipated return on said investment, or any return at all, or that said Class CF 2.0 Member will not lose their entire investment. In addition, given the Certificates have no voting rights, they can not influence the Company in a manner that benefits the Certificate holders.

Additional Issuance or Repurchase of Securities

The Company may issue additional securities – securities can range from debt obligations to equity obligations. They could be higher, pari passu, or lower down in the payment waterfall. This may reduce cash available to pay dividends to the Class CF 2.0 investors. The Company may repurchase securities from time to time. Any repurchase of securities potentially reduces the Company's available funds to existing and outstanding security holders.

A sale of the Company or of assets of the Company

A sale of the Company may be at a lesser value than the valuation you might expect for the Company. A sale of assets may decrease the valuation of the Company, reducing the value of the Certificates. Certificate holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company.

Valuation risk — While the Company believes that the interest rate that is applicable to the Certificates is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a Change of Control event or a registration of the Securities. While this Class CF 2.0 of Preferred Units has an expected pay-back of original investment, thus reducing the importance of having a liquidity event that other classes of Preferred securities might have, it is important to understand that there can be no assurance that any form of merger, combination, or sale of the Company will take place, triggering a Change of Control redemption of the Certificates under the terms of the Operating Agreement, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, you may be unable to register the Certificates for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that you are unable to effect a registration, Purchasers could be unable to sell their Certificates unless an exemption from registration is available, as outlined in the Subscription Agreement.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

General Crowdfunding Risks

Speculative — Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity — Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions — Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure — The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in personnel — An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud — As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Lack of professional guidance — Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to pursue its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

No Public Market; Restrictions on Transfer

There is no public market for and the Noteholders may be unable to sell the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transfer or to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company or Employees

Any prior transactions sponsored by the Company or its employees should not be relied upon by prospective investors to anticipate the success of this Offering, the Project, or the Company. Such generalizations are difficult to make, and prospective investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers

Change in Regulations

The Company is subject to legislation and regulation at all levels of government—federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

This Offering Allows for "Early" and "Rolling Closes"

Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute one or a series of Rolling Closes. A Rolling Close of the Offering will allow the Company to close on investment commitments in the raise and draw down proceeds from those investment commitments during the relevant period, and continue to raise under the same Offering until the original close date.

If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to cancel their investment commitment as it is considered completed and they are already investors in the Company.

Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

If the Company chooses to close the Offering early i.e. before its originally published Close Date, if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

TRANSACTION MECHANICS

The following describes the process to invest in National Energy Improvement Fund, LLC and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with National Energy Improvement Fund, LLC("Subscription Agreement") by way of the investor's electronic signature.
b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment commitment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.
d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.
e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Details of Security

The securities   are Class CF (2.0) Preferred Equity Investment Certificates. They are governed by a separate document called Subscription Agreement, which you can view in the Appendix.

This section summarizes the principal features of the Subscription Agreement. However, this is only a summary. Before investing, you should read the Subscription Agreement in its entirety.

- The principal amount of your investment will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the Company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The security prohibits the sale or other transfer of securities without the Company's consent.
- If you want to sell your security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for the security as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your security until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Subscription Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the Subscription Agreement. For example, the Company could issue Subscription Agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

n/a

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding Subscription Agreement. They could also issue other classes of securities with rights superior to those of investors holding Subscription Agreement.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company could issue securities with rights superior to those of the subscription agreement.

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the Subscription Agreement.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the Subscription Agreement.

7. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering (as of 12/31/2025)	Exemption Relied Upon	Securities Offered	Amount Sold ($)	Use of Proceeds
Jan 1, 2022 to September 1, 2025 (offering is not complete)	Regulation D, Rule 506(b)	Various classes of preferred equity (Class A,B,E, F) and common equity	$8,220,000	Company's general operations and operating expenses
Aug 26, 2024	Regulation D, Rule 506(b)	Class A-1 Preferred	$7,500,000	Company's general operations and operating expenses
Aug 27,2025	Regulation D, Rule 506(b)	Class A-2 Preferred	$2,000,000	Company's general operations and operating expenses
Jun 5, 2024	Regulation D, Rule 506(b)	Class KEEP QNB	$2,063,374	Support of PA Keystone Energy Efficiency Program financing
October 19, 2021 - October 19, 2022	Regulation CF	Preferred Equity	$887,000	Program expansion including personnel,

				licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
October 31, 2022 - November 30, 2023	Regulation CF	Preferred Equity	$295,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
October 19, 2023 - December 31, 2023	Regulation CF	Preferred Equity	$447,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
January 11, 2024 - March 31, 2024	Regulation CF	Preferred Equity	$447,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
May 2, 2024 - October 21, 2024	Regulation CF	Preferred Equity	$1,145,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
April 21, 2025 - July 21, 2025	Regulation CF	Preferred Equity	$775,557.55	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program

				development, Pilot portfolio loan programs
Sept 15, 2025 - Dec 15, 2025	Regulation CF	Preferred Equity	$776,200	Program expansion including personnel, licensing and operating

Table 6. Exempt Offerings conducted by the issuer within the past three years as of December 31, 2025. The Company has raised capital from Common Equity and Preferred Equity Offerings for a total amount of $24,018,257.48 as of December 31, 2025. These offerings are exempt from registration with the SEC, under Regulation D and Regulation Crowdfunding. The above chart shows exempt offerings within the past 3 years. Note: NEIF launched a Reg CF offering on February 19th, and is currently live as of the posting of this annual report; on 4.15th, NEIF closed on a portion of the funds for a total of $272,600, and is continuing to raise until the close of the offering on May 31st, 2026.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from   the Reg CF offerings to remain in business. The financial future of the Company cannot be guaranteed.

Statement on financials

NEIF was organized as a benefit LLC in 2017, and became operational in 2018, with planned operating losses during the startup and growth phase. NEIF achieved initial profitability in 2023. NEIF experienced a loss in 2024 due to a planned shift in its loan funding model from forward-funding to warehouse based. That will carry into 2025 as the company transitions into a more efficient forward-funding model. In 2024 and 2025 increased investment was made in personnel, technology and product development to support future national expansion and potential future revenue.

Assets have tripled from 2023 to 2025 increasing to $27 MM from $9 MM. Members' Equity (Net Worth) has increased to $11 MM in 2025 vs $2.3 MM in 2023, primarily from an increase in Preferred Equity. The company now operates energy efficiency financing programs in 46 states and is on plan with sustained profitability expected in 2026.

In 2025 the company bought out its partners in RB Funding, LLC to take control of Rebate Bridge. The acquisition included the assumption of a charged off receivable as well as related legal and accounting fees for the transaction, reflected as a one-time impact on profitability. The company is profitable as of March 31, 2026

Creditor	Amount	Interest Rate	Completion Date
Firstrust Bank	$1,322,000.00	LIBOR plus 3.5%	April 2026 with provisions for annual renewal
SBA- Covid EIDL Loan	$500,000	4%	January, 2052
Regulation CF Notes	$234,000	5.00%	June 1, 2026
Total Balance	$2,056,000		

Table 7. Material debt of the Company as of December 31, 2025

FINANCIAL INFORMATION

See Exhibit B for Audited Financial Statements

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      i) at the time of the filing of this offering statement bars the person from:

            a) association with an entity regulated by such commission, authority, agency or officer;

            b) engaging in the business of securities, insurance or banking;

            c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

   ii) places limitation on the activities, functions or operations of such person;

   iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
   ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal

Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the “Investor Info” Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.



EXHIBIT A – SUBSCRIPTION AGREEMENT Example

National Energy Improvement Fund, LLC

Subscription Agreement

Class CF 2.0 Preferred Equity Investment Certificates

Original Issue Price: $1,000
Offered in Incremental Amounts of $1,000

Target Offering Amount of $10,000 to a Maximum Offering Amount of $1,000,000

10 to 1,000 Class CF 2.0 **Preferred Equity Investment Certificates** or "Certificates",
"Class CF 2.0 Preferred Term Units" or "Class CF 2.0 Units" or "Preferred Investment Certificates"
Non-Voting Preferred Equity
Redeemable via 7-year Amortization

Interest Rate:
8.50% Annual Rate for investments $25,000 or greater
7.00% Annual Rate for investments of $1,000 to $24,999
Maximum Expected Return: Purchase Price plus 8.5% or 7% based on investment amount
Liquidation/Distribution Priority: Seventh
Redeemable at any time at the option of the Company

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Discussions" tab located on the National Energy Improvement Fund, LLC Offering Page at www.honeycombcredit.com

Questions related to the function and process of the funding portal can be directed to Honeycomb Credit at info@honeycombcredit.com.

1. **Offering.**

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") of up to $1,000,000 of Class CF 2.0 Preferred Term Units (hereinafter, the "**Certificates**", "**Class CF 2.0 Equity Investment Certificates**" or the "**Class CF 2.0 Units**") issued by National Energy Improvement Fund, LLC, a Pennsylvania public benefit, for profit, limited liability company (LLC) organized on July 17, 2017 (the "**Company**") during the period set forth on the Company's offering page at www.honeycombcredit.com, subject to adjustment as described below (the "Offering Period", the last day of which is the "Offer Close Date") . The Certificates have no voting rights. The Certificates will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Certificates are generally summarized in the section entitled "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with the Operating Agreement (defined below) and all related attachments and disclosures to such documents, the "**Offering Disclosure Documents**"), and are also summarized in Appendix 1 attached hereto. Appendix 4 attached hereto contains a redacted copy of the Company's Sixth Amended and Restated Operating Agreement, dated August 25, 2025 (the "**Operating Agreement**"). Capitalized terms used, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Operating Agreement. In the case of a discrepancy between this agreement, the Form C, and/or the Operating Agreement, the terms in the Operating Agreement shall govern.

The Certificates are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the Commonwealth of Pennsylvania (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) business days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period, any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Honeycomb Credit and will be available on the Company's Offering Page at www.honeycombcredit.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Honeycomb, and will not be required to reconfirm by re-signing this Agreement.

For the avoidance of doubt, the term "Certificates" as defined herein shall be understood to represent the Class CF 2.0 Preferred Term Units (**Class CF 2.0 Equity Investment Certificates**" or the "**Class CF 2.0 Units")** and this shall not be in conflict with any definition of "Certificates" or "Membership Unit Certificates" as stated in the Operating Agreement.

2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for the number of Certificates (the "**Subscribed Securities**") at a price per Certificate ("Original Issue Price") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the Target Offering Amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Offering Amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, and (ii) this subscription is contingent upon the Offeree qualifying under the suitability standards described below.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized officer of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to forty-eight (48) hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by Offeree will be refunded to the Offeree in full (without interest).

3.   Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4.   Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole, or in part, by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical Membership Unit Certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Certificates.

Honeycomb will be facilitating the distribution of future repayments on behalf of the Company to investors in this offering.

5.   Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a)   Organization and Standing

The Company is a limited liability company duly organized, validly existing and subsisting under the laws of the Commonwealth of Pennsylvania. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. The Subscribed Securities will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   Authorization

The Certificates, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Subscribed Securities will be subject to restrictions on transfer: (i) under state and federal securities laws; (ii) as may be set forth in the Company's Operating Agreement; and (iii) as otherwise set forth herein.

(d)   No Other Representations or Warranties.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 5, NEITHER THE COMPANY, NOR ANY OTHER PERSON, HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY (WHETHER EXPRESS OR IMPLIED), EITHER WRITTEN OR ORAL, ON BEHALF OF THE COMPANY, WHETHER WITH RESPECT TO THE SUBSCRIBED SECURITIES OR OTHERWISE.

6.   Representations of the Offeree.

The Offeree represents and warrants to the Company and Honeycomb Credit as follows:

(a)   Suitability Standards

(i)   The Offeree is familiar with, and understands the business and financial position of, the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents and/or the Operating Agreement;

(ii)   The Offeree, either alone, or together, with the Offeree's representatives or advisors, has such knowledge and experience in financial matters that the Offeree is capable of evaluating the merits and risks of the acquisition of the Subscribed Securities and has the capacity to protect the Offeree's own interests in connection with such acquisition. With the assistance of any applicable professional advisors of Offeree, to the extent that the Offeree has deemed appropriate, the Offeree has made their own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Subscribed Securities and the consequences of this Agreement;

(iii)   As set forth above, the Offeree is relying on the Offeree's own business judgment and knowledge concerning the business, financial condition and prospects of the Company and in making the decision to acquire the Subscribed Securities. Accordingly, the Offeree acknowledges that, except as set forth in this Agreement (or the Offering Disclosure Documents), neither the Company, nor any person acting on its behalf, has been authorized to make any representation or warranty relating to the Subscribed Securities or the Company, and, if made, any such representation or warranty, other than as set forth in this Agreement (or the Offering Disclosure Documents), must not be relied upon as having been authorized by the Company or any person acting on its behalf. Without limiting the foregoing, the Offeree acknowledges and agrees that: (A) any information or explanations provided by the Company that are related to the terms and conditions of this Agreement, the Company and/or the Subscribed Securities, shall not be considered investment advice or a recommendation to purchase the Subscribed Securities; and (B) the Offeree confirms that the Company has not: (1) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (2) made any representation to the undersigned regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iv)   In addition, the Offeree acknowledges that in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Honeycomb Credit.

(v)   The Offeree understands that: (i) an investment in the Subscribed Securities is a speculative investment which involves a high degree of risk of loss of such Offeree's investment therein; and (ii) there is no assurance that the Company's operations will be profitable or cash flow positive at any time in the future. Without limiting the foregoing, the Offeree understands and acknowledges that there are substantial risks incident to an investment in the Subscribed Securities. The Offeree is able to bear the economic risk of such investment for an indefinite period of time, including the risk of a complete loss of the Offeree's investment in such securities;

(iv)   any financial information that it has provided to Honeycomb Credit and/or the Company (whether in connection with this Agreement or otherwise) accurately reflects the Offeree's financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition; and

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects.

(b)	*Disclosure of Information*

(i)	the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities.

(ii)	the Offeree has received and read the Operating Agreement and Offering Disclosure Documents (including, without limitation, any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto.

(iii)	the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested.

(iv)	in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice.

(c)	*Power & Authority*

(i)	if the Offeree is an individual, that the Offeree (A) is at least eighteen (18) years of age; (B) maintains his or her principal residence in the U.S. and (C) has the adequate means of providing for his or her current needs and all personal and business contingencies.

(ii)	the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d)	*No Resale; No Withholding; Manner of Offering*

(i)	the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person.

(ii)	the Offeree is not subject to backup withholding.

(e)	*Updates and Reliance*

The Offeree shall notify Honeycomb Credit at info@honeycombcredit.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Honeycomb Credit are relying on the accuracy and completeness of the representations made by the Offeree to Honeycomb Credit and in this Agreement.

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

7.   Acknowledgements and Understandings of the Offeree.

(a)   No Registration

The Offeree acknowledges and confirms to Honeycomb Credit and the Company that it understands the following:

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any other state or jurisdiction (including, without limitation, the Commonwealth of Pennsylvania);

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling, or otherwise transferring, the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop; and

(iv)   the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws, there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company.

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Honeycomb Credit, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities;

(vi)   none of the Company, Honeycomb Credit or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them;

(vii)   if the Offeree lives outside the United States, it is the investor's responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of the securities, including obtaining required governmental or other consents or observing any other required governmental or other consents or observing any other required legal or other formalities. The Company reserves the right to deny the purchase of the securities by any purchaser.

(b)   *Transfer Restrictions*

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions). Additional restrictions on transfer may be set forth in the Operating Agreement.

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations.

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   *No Cancellation*

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period; and

(iii)   after such one (1) year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9.   Indemnification.

To the fullest extent permissible under applicable law, the Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the Company's Members, Managers, officers, directors, employees, representatives and other agents, (iii) Honeycomb Credit, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all claims, liabilities, obligations, damages, losses, costs, and expenses (including, without limitation, reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of any of the representations and warranties made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

> Name: National Energy Improvement Fund, LLC
>
> Address: 1005 Brookside Road, Suite 200, Allentown, PA 18106
>
> Email: lnelson@neifund.org
>
> Attention: Laura Nelson, Chief Operating Officer

If to the Offeree, to the address set forth on the signature page hereto.

If, at any time during the period that the Subscribed Securities are outstanding, the Offeree's contact information changes, then the Offeree shall promptly notify Honeycomb Credit of such changes in writing.

11.   Joinder to Operating Agreement.

The Offeree acknowledges that the rights and obligations of the Members of the Company owning Certificates are set forth in the Operating Agreement, as it may be amended from time to time. The Offeree further acknowledges that by executing this Agreement and paying for the Certificates, the Offeree confirms all of the Offeree's representations and warranties provided in this Agreement to the Company and, subject to acceptance of Offeree's subscription by the Company, shall become a Member of the Company and shall be bound as a Member by all applicable terms of the Operating Agreement. The Offeree represents and warrants that the Offeree, alone or with the Offeree's advisors, has received, read carefully, considered and fully understands the Operating Agreement.

12.   Miscellaneous.

This Agreement together with the exhibits and attachments thereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties.

This Agreement will be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, U.S.A., without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction). The Offeree and the Company each agree that the sole and exclusive venue for any suit arising out of, or seeking to enforce, the terms of this Agreement shall be in a state or federal court of competent subject matter jurisdiction situated in the County of Lehigh, Pennsylvania, U.S.A. Accordingly, each of the Offeree and the Company hereby irrevocably submits to the exclusive jurisdiction of such courts in any action or proceeding arising out of, or relating to, this Agreement. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON, OR ARISING OUT OF, THIS AGREEMENT, THE SUBSCRIBED SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY, AND VOLUNTARILY, WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

All agreements, representations, and warranties made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

Any term of the Certificates may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding Investment Amounts of the Certificates (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Certificates. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing; but the failure to give such notice does not affect the validity of such amendment or waiver.

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. All exhibits and all schedules to this Agreement are incorporated in this Agreement as if set forth in full. The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement. Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

[Signatures on following page]

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date set forth below.

By (Signature*):   _____

Print Name: _____

Purchase Price (i.e. Original Issue Price x Subscribed Securities) $_____

Subscribed Securities: _____

Original Issue Price: **$1,000 per Certificate**

For IRA's only:_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing.

The offer to purchase Subscribed Securities as set forth above is confirmed and accepted by the Company as to the Purchase Price set forth immediately above for a like amount to be paid by the Offeree as of the date set forth below.

By: National Energy Improvement Fund, LLC

Signature: _____

Print Name: Peter J. Krajsa

Title: Managing Member, Co-Chair and Founder

Issuance Date: May 31, 2026 **

**If your investment is part of an earlier close, your Issuance Date will be one day following that close. You will be notified of such earlier Issuance Date separately.

Appendix 1. Terms of Preferred Investment Certificates

The Class CF Units 2.0 are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $1,000,000 pursuant to the terms of the Subscription Agreements (the "**Subscription Agreements**") between the Company and each holder of the Class CF 2.0 Units. Capitalized terms used, but not defined, in this Appendix 1, shall have the respective meanings ascribed to such terms in that certain Sixth Amended and Restated Operating Agreement of National Energy Improvement Fund, LLC, dated August 25, 2025 (the "**Operating Agreement**"), a redacted copy of which is attached hereto as Appendix 4. Capitalized terms used, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Operating Agreement. In the case of a discrepancy between this agreement, the Form C, and/or the Operating Agreement, the terms in the Operating Agreement shall govern.

Minimum Investment/Minimum Redemption Period

The minimum investment shall be one Certificate with an Original Issue Price of $1,000. No fractional Certificates may be purchased; additional investment amounts are therefore in increments of $1,000. Each Certificate shall have a minimum redemption period of seven (7) years after the date of its issue, unless redeemed as provided herein. Distribution Payments shall be made in accordance with the terms set forth below.

Class CF 2.0 Distribution Payments

If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 (see Operating Agreement) hereof, for a period of seven (7) years from the date of the initial issuance date of each Member's Class CF 2.0 Units to such Class CF 2.0 Member from the Company (the "Class CF 2.0 Payment Period"), such Class CF 2.0 Member shall receive:

If the initial investment is from $1,000 to $24,999: (i) a return of their subscription price actually paid for each such Class CF 2.0 Unit (based on the original issue price of such Class CF 2.0 Units as set forth on Attachment A hereto (the "Class CF 2.0 Original Issue Price")), and (ii) interest on any un-returned principal at a rate equal to seven percent (7%) per year, in each case to be paid via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the twenty-eight (28) quarterly payments ("Class CF 2.0 Distribution Payments"). If a Class CF 2.0 Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "Withheld Class CF 2.0 Distribution Payment". For any Withheld Class CF 2.0 Distribution Payment, interest will accrue at a rate of seven percent (7%) on the un-returned principal component and will not on the interest component of the Withheld Class CF 2.0 Distribution Payment.

If the initial investment is equal to or greater than $25,000: (i) a return of their subscription price actually paid for each such Class CF 2.0 Unit (based on the original issue price of such Class CF 2.0 Units as set forth on Attachment A hereto (the "Class CF 2.0 Original Issue Price")), and (ii) interest on any un-returned principal at a rate equal to eight and one-half percent (8.50%) per year, in each case to be paid via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the twenty-eight (28) quarterly payments ("Class CF 2.0 Distribution Payments"). If a Class CF 2.0 Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "Withheld Class CF 2.0 Distribution Payment". For any Withheld Class CF 2.0 Distribution Payment, interest will accrue at a rate of eight and one-half percent (8.50%) on the un-returned principal component and will not on the interest component of the Withheld Class CF 2.0 Distribution Payment.

A sample standard amortization schedule is provided in Table 1 for reference.

Table 1: Sample Standard Amortization Schedules.

Standard Amortization Schedule for an initial investment of $1,000 in Class CF 2.0 Preferred Investment Certificates — FOR A 7% ANNUAL RATE			
Quarter	Distribution Payment	Interest portion of Distribution Payment	Principal portion of Distribution Payment	Ending balance of un-returned principal
1	$45.48	$17.50	$27.98	$972.02
2	$45.48	$17.01	$28.47	$943.55
3	$45.48	$16.51	$28.97	$914.58
4	$45.48	$16.01	$29.48	$885.10
5	$45.48	$15.49	$29.99	$855.11
6	$45.48	$14.96	$30.52	$824.59
7	$45.48	$14.43	$31.05	$793.54
8	$45.48	$13.89	$31.59	$761.95
9	$45.48	$13.33	$32.15	$729.80
10	$45.48	$12.77	$32.71	$697.09
11	$45.48	$12.20	$33.28	$663.81
12	$45.48	$11.62	$33.86	$629.94
13	$45.48	$11.02	$34.46	$595.48

14	**$45.48**	$10.42	$35.06	$560.42
15	**$45.48**	$9.81	$35.67	$524.75
16	**$45.48**	$9.18	$36.30	$488.45
17	**$45.48**	$8.55	$36.93	$451.52
18	**$45.48**	$7.90	$37.58	$413.94
19	**$45.48**	$7.24	$38.24	$375.70
20	**$45.48**	$6.57	$38.91	$336.79
21	**$45.48**	$5.89	$39.59	$297.21
22	**$45.48**	$5.20	$40.28	$256.92
23	**$45.48**	$4.50	$40.99	$215.94
24	**$45.48**	$3.78	$41.70	$174.24
25	**$45.48**	$3.05	$42.43	$131.80
26	**$45.48**	$2.31	$43.17	$88.63
27	**$45.48**	$1.55	$43.93	$44.70
28	**$45.48**	$0.78	$44.70	$0.00

Standard Amortization Schedule for an initial investment of $25,000 in Class CF 2.0 Preferred Investment Certificates — FOR AN 8.5% ANNUAL RATE

Quarter	Distribution Payment	Interest portion of Distribution Payment	Principal portion of Distribution Payment	Ending balance of un-returned principal
1	**$1,193.85**	$531.25	$662.60	$24,337.40
2	**$1,193.85**	$517.17	$676.68	$23,660.72
3	**$1,193.85**	$502.79	$691.06	$22,969.66
4	**$1,193.85**	$488.11	$705.75	$22,263.91
5	**$1,193.85**	$473.11	$720.74	$21,543.17
6	**$1,193.85**	$457.79	$736.06	$20,807.11
7	**$1,193.85**	$442.15	$751.70	$20,055.41
8	**$1,193.85**	$426.18	$767.67	$19,287.73
9	**$1,193.85**	$409.86	$783.99	$18,503.75
10	**$1,193.85**	$393.20	$800.65	$17,703.10
11	**$1,193.85**	$376.19	$817.66	$16,885.44
12	**$1,193.85**	$358.82	$835.04	$16,050.40
13	**$1,193.85**	$341.07	$852.78	$15,197.62
14	**$1,193.85**	$322.95	$870.90	$14,326.72

Standard Amortization Schedule for an initial investment of $25,000 in Class CF 2.0 Preferred Investment Certificates — FOR AN 8.5% ANNUAL RATE				
15	$1,193.85	$304.44	$889.41	$13,437.31
16	$1,193.85	$285.54	$908.31	$12,529.00
17	$1,193.85	$266.24	$927.61	$11,601.39
18	$1,193.85	$246.53	$947.32	$10,654.07
19	$1,193.85	$226.40	$967.45	$9,686.62
20	$1,193.85	$205.84	$988.01	$8,698.61
21	$1,193.85	$184.85	$1,009.01	$7,689.60
22	$1,193.85	$163.40	$1,030.45	$6,659.16
23	$1,193.85	$141.51	$1,052.34	$5,606.81
24	$1,193.85	$119.14	$1,074.71	$4,532.11
25	$1,193.85	$96.31	$1,097.54	$3,434.56
26	$1,193.85	$72.98	$1,120.87	$2,313.70
27	$1,193.85	$49.17	$1,144.69	$1,169.01
28	$1,193.85	$24.84	$1,169.01	$0.00

Notes to the Sample Standard Amortization Schedules:
1. These are samples for illustrative purposes only.
2. The sample schedules show a simplified case where
   a. the initial investment is made precisely at the beginning of Quarter 1 and therefore no interest-only period precedes or follows the 28 equal quarterly payments.
   b. the sample schedules assume all Distribution Payments are made on time and therefore no extension to the 7 year redemption period is required.

Distribution Priority and Liquidation Preference – General

As further discussed below: (i) the right to receive a Class CF 2.0 Distribution Payment is an unsecured obligation of the Company (as used herein, the term, "unsecured" generally means that there is no specific collateral to which investors would have recourse in the event that the Company is unable to meet its payment obligations but rather is a general obligation of the business); and (ii) the Class CF 2.0 Units, and the right to receive a Class CF 2.0 Distribution Payment (or any other payments due on account of the Class CF 2.0 Units), is subject to: (A) the availability of funds; and (B) any applicable Distribution Priorities and/or Liquidation Preferences as are set forth in the Operating Agreement.

Distribution Priorities.

The Class CF 2.0 Units are junior in distribution priority to the rights of any senior classes of debt or equity securities (currently the Class A Units, Class A-1 Units, Class A-2 Units, Class B Units, Class E Units, Class CF Units and Class F Units). Distributions in respect of Units in the Company shall be made only to Members who, according to the books and records of the Company, are the holders of record of the Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Board shall incur any liability for making distributions in accordance with the provisions of the preceding sentence. Subject to: (i) the requirements of the Act; the (ii) the availability of funds; and (iii) the establishment of reasonable reserves in accordance with Section 4.04(a)(3) and Section 4.05 (see Operating Agreement), distributions by the Company shall be made to the Members at the times, and in the aggregate amounts, determined by the Board of Managers. All Distributions shall be made as follows and in the following order of priority (collectively, the "Distribution Priorities"):

(i)   First, to the holders of Class A Units, Class A-1 Units and the Class A-2 Units, pro-rata, until the holders of Class A Units, Class A-1 Units and Class A-2 Units, have been paid, as applicable, an amount equal to any accrued, but unpaid: Class A Distribution Payments, Class A-1 Distribution Payments, Class A-2 Distribution Payments, Withheld Class A Distribution Payments (together with any interest accrued thereon), Withheld Class A-1 Distribution Payments (together with any interest accrued thereon), Withheld Class A-2 Distribution Payments (together with any interest accrued thereon), Class A-1 Redemption Payments, Class A-2 Redemption Payments, Class A Bonus Payments, Class A-1 Bonus Payments, Class A-2 Bonus Payments or other sums which may be due and owing to the Class A Members pursuant to the terms hereof;

(ii)   Second, to the holders of Class B Units, pro-rata, until the holders of Class B Units have been paid an amount equal to any accrued, but unpaid: Class B Distribution Payments, Withheld Class B Distribution Payments (together with any interest accrued thereon), Class B Redemption payments, any Withheld Class B Redemption Payments (together with any interest accrued thereon), Class B Bonus Payments and/or other sums which may be due and owing to the Class B Members pursuant to the terms hereof;

(iii)   Third, to the holders of Class E Units, pro-rata, until the holders of Class E Units have been paid an amount equal to any accrued, but unpaid: Class E Distribution Payments, Class E Redemption payments, any Withheld Class E Distribution Payments (together with any interest accrued thereon), any Withheld Class E Redemption Payments (together with any interest accrued thereon), Class E Bonus Payments and/or other sums which may be due and owing to the Class E Members pursuant to the terms hereof;

(iv)   Fourth, to the holders of Class CF Units, pro-rata, until the holders of Class CF Units have been paid an amount equal to any accrued, but unpaid, Class CF Distribution Payments and any Withheld Class CF Distribution Payments (together with any interest accrued thereon); and

(v)   Fifth, to the holders of Class F Units, pro-rata, until the holders of Class F Units have been paid an amount equal to any accrued, but unpaid, Class F Distribution Payments and any Withheld Class F Distribution Payments (together with any interest accrued thereon); and

(vi)   Sixth, to the holders of Class CF 2.0 Units pro-rata, until the holders of Class CF 2.0 Units have been paid an amount equal to any accrued, but unpaid, Class CF 2.0 Distribution Payments and any Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon);

(vii)   Seventh, to QNB on account of its Class KEEP QNB Units in an amount equal to any accrued, but unpaid, Class KEEP QNB Distribution Payments and any Withheld Class KEEP QNB Distribution Payments (together with any interest accrued thereon), provided that, notwithstanding the foregoing or anything to the contrary provided herein, any sums received by the Company on account of the KEEP Home Energy Loans shall be exclusively applied to fund the distributions required to be made to QNB pursuant to this Section 4.01(a)(1)(vii) of the Operating Agreement prior to using any such funds to make distributions to any other Class of Members pursuant to this Section 4.04 of the Operating Agreement until such time as the KEEP Home Energy Loans are paid in full or otherwise charged off and QNB has been paid an amount equal to any accrued, but unpaid, Class KEEP QNB Distribution Payments and any Withheld Class KEEP QNB Distribution Payments (together with any interest accrued thereon).

(viii)   Eighth, to the holders of the Common Units, in accordance with Section 4.04(a)(2) of the Operating Agreement.

Liquidation Preferences

The Class CF 2.0 Units are junior in liquidation preference to the rights of any senior classes of debt or equity securities (currently the Class A Units, Class A-1 Units, Class A-2 Units, Class B Units, Class E Units, Class CF Units and Class F Units). As further set forth in the Operating Agreement, upon the dissolution or other liquidation of the Company, after the Company has first paid, satisfied or discharged from Company funds all of the debts, liabilities and obligations of the Company to its creditors any remaining assets of the Company shall first be distributed to the Members in following order (the respective liquidation preferences of each Class of Unit as described below are collectively referred to herein as the "Liquidation Preferences"):

● The Company shall first distribute to the Class A Members, the Class A-1 Member, and the Class A-2 Members (pro-rata) an amount equal to, as applicable, their respective: (A) Class A Original Issue Price of their respective Class A Units (and, if applicable, any accrued but unpaid Class A Distribution Payments and Withheld Class A Distribution Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class A Bonus Payments); and (B) Class A-1 Original Issue Price of their respective Class A-1 Units (and, if applicable, any accrued but unpaid Class

A-1 Distribution Payments and Withheld Class A-1 Distribution Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class A-1 Bonus Payments); Class A-2 Original Issue Price of their respective Class A-1 Units (and, if applicable, any accrued but unpaid Class A-2 Distribution Payments and Withheld Class A-2 Distribution Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class A-2 Bonus Payments) if any;

- Following such payment(s) to the Class A, Class A-1 Members, and Class A-2 Members, the Company shall then distribute to the Class B Members an amount equal to the Class B Remaining Unpaid Amount of their respective Class B Units (and, if applicable, any accrued but unpaid Class B Distribution Payments and Withheld Class B Redemption Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class B Bonus Payments);

- Following such payment to the Class B Members, the Company shall then distribute to the Class E Members an amount equal to the unpaid portion of their respective Class E Original Issue Price of their respective Class E Units (and, if applicable, any accrued but unpaid Class E Distribution Payments, Withheld Class E Distribution Payments (together with any interest accrued thereon) and any Withheld Class E Redemption Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class E Bonus Payments);

- Following such payment to the Class E Members, the Company shall then distribute to each Class CF Member an amount equal to: (i) the remaining accrued, but unpaid, Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF Original Issue Price associated with their Class CF Units;

- Following such payment to the Class CF Members, the Company shall then distribute to each Class F Member an amount equal to: (i) the remaining accrued, but unpaid, Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class F Original Issue Price associated with their Class F Units;

- Following such payment to the Class F Members, the Company shall then distribute to each Class CF 2.0 an amount equal to: (i) the remaining accrued, but unpaid, Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF 2.0 Original Issue Price associated with their Class CF 2.0 Units.

- Notwithstanding anything to the contrary provided herein, any sums received by the Company on account of the KEEP Home Energy Loans shall be exclusively applied (prior to using such funds to make any other liquidation payments to Members pursuant to this Section 9.02(a)(3)) of the Operating Agreement to fund distributions to QNB on account of the Class KEEP QNB Units until such time as all KEEP Home Energy Loans are paid in full or otherwise charged off and QNB has been paid an amount equal to any accrued, but unpaid, Class KEEP QNB Distribution Payments and any Withheld Class KEEP QNB Distribution Payments (together with any interest accrued thereon).After all of the payments required have been made, any remaining assets of the Company shall be distributed to the Common Members (see Operating Agreement for additional detail).

Distribution Priority and Liquidation Preference – Summarized

To summarize the above and without limiting any of the foregoing and for the avoidance of doubt, the distribution rights evidenced by the Certificates shall be subordinate and junior in right of payment to the prior payment in full of: (i) all existing and future payments owing to any existing, and potentially future, "senior" classes of debt or equity securities of the Company (currently including the Class A Units, Class A-1 Units, Class A-2 Units, Class B Units, Class E, Class CF, Class F Units and the specific provisions related to Class KEEP QNB)); and (ii) all existing claims of third-party creditors of the Company, whether now outstanding or subsequently created, assumed or incurred (collectively, "**Senior Obligations**"), which shall consist of: (a) the principal of (and premium, if any) and interest, if any, on all indebtedness of the Company for money borrowed from third-parties, including, but not limited to, all obligations to the Company's general and secured creditors; (b) any deferred obligations of the Company for the payment of the purchase price of property or assets acquired by the Company; (c) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar credit transactions; (d) any capital lease obligations of the Company; (e) all obligations of the Company in respect of interest rate swap, cap or other similar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar arrangements; (f) all obligations of the type referred to in Clauses (a) through (e) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; (g) all obligations of the types referred to in Clauses (a) through (f) of other persons secured by a lien on any property or asset of the Company; and (h) any and all amendments, renewals, extensions, modifications, and deferrals of the indebtedness and obligations of the type referred to in Clauses (a) through (g); except that the term "Senior Obligations" does not include (i) the Certificates, (ii) any security or obligation that by its terms expressly is junior to, or ranks equally in right of payment with, the Certificates. The Certificates are not secured by any assets of the Company and are not covered by a guarantee from any principals, subsidiaries or affiliates of the Company. There are no restrictions upon the Company against creating senior debt securities, senior equity securities and/or any other indebtedness or ownership interests which may rank on a parity with, or be senior or subordinate to, the subordinated Certificates.

Optional Redemption

As further set forth in the Operating Agreement, at any time, the Company may redeem any outstanding Class CF 2.0 Units for a payment equal to: (i) any accrued, but, unpaid Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class CF 2.0 Original Issue Price associated with such Class CF 2.0 Units.

Change of Control

As used herein, "**Change of Control**" shall mean: (i) the sale, transfer or assignment, in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to an unaffiliated third party; (ii) the sale, transfer or assignment, in one transaction or a series of related transactions, of greater than fifty percent (50%) of the Class C Common Units of the Company to an unaffiliated third party; or (iii) a merger or consolidation of the Company with, or into, any other unaffiliated entity if the Company is not the surviving entity. The Company shall give the Class CF 2.0 Member notice of a Change of Control at least five (5) Business Days prior to the effective date of such Change of Control.

As further set forth in the Operating Agreement, subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in the Operating Agreement, if, prior to the expiration of the Class CF 2.0 Payment Period, a Change of Control event occurs, then, at the closing of such transaction, each Class CF 2.0 Member shall be entitled to receive all: (i) remaining accrued, but unpaid, Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF 2.0 Original Issue Price associated with their Class CF 2.0 Units.

All Payments on Business Days

If the dates for any payments hereunder falls on a day that is not a business day, the required payment shall be made on the next succeeding Business Day. As used herein, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York, New York are authorized by law to close.

Application of Payments

The Company shall pay all amounts accrued distributions, or other payments, due on the Certificates in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Certificates pro rata, based on the aggregate Class CF 2.0 Distribution Payment balance of all outstanding Certificates, and (ii) first to interest due on any outstanding delayed Distribution Payments, and then to scheduled Class CF 2.0 Distribution Payments in accordance with a standard amortization schedule.

Valuation

The Certificates are a preferred equity instrument and are valued based upon their respective Original Issue Price (principal amount). The Company believes that the annual interest rate applicable to the Certificates is reflective of general market terms for similar securities. The Company believes the premium over generally available seven-year bank notes of deposit reflects the equity nature of the Certificates, subordination of the Certificates, and the Company's lack of FDIC insurance for its obligations.

No Voting Rights

The Certificates have no Voting Rights. The Certificates are a non-voting preferred equity security and holders of Certificates will have no voting rights or other ability to influence any actions of the Company.

Modification and Termination

Pursuant to Regulation CF, the terms of the Offering can be modified or offering canceled up to and including the Close date. For further information on this see the Offering Disclosure Documents.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The Certificates being offered may not be transferred by any purchaser of such securities during the one (1) year period beginning when the securities were issued except for limited circumstances. For further information see Appendix 3. After the one (1) year period, any transfer or sale of the Certificates must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items. Additional restrictions on transfer may be set forth in the Operating Agreement.

Rights of the securities being offered (materially limited, diluted or qualified by the rights of other classes of security)

As noted above, any distribution and/or liquidation rights under the Certificates, are unsecured obligations of the Company that are "subordinated" (i.e., junior in distribution priority and liquidation preference) to the rights of all currently existing, and potentially future, senior classes of equity or debt securities of the Company (currently, the Class A Units, the Class A-1 Units, the Class A-2 Units, he Class B Units, Class E, Class F and Class CF Units). Therefore, the Company's obligations to the holders of any existing, and potentially future, "senior" classes of securities must be satisfied in-full before payment can be made on the Certificates. Accordingly, there can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Certificates. For the avoidance of doubt, no assurance can be given that a Class CF 2.0 Member will realize their anticipated return on said investment, or any return at all, or that said Class CF 2.0 Member will not lose their entire investment. Each prospective investor should consult with the prospective investor's personal attorney, investment advisor and accountant prior to making any investment decision. Similarly, in the event of a liquidation of the Company, the Company would need to satisfy its obligations to the holders of any existing, and potentially future, "senior" classes of securities before payment can be made on the Certificates. In addition, the Certificates have no voting rights or other ability to influence the actions of the Company.

Differences between Classes of Securities

Each class of security authorized and/or issued by the Company has different rights and/or preferences. As discussed above, the Certificates are subordinated/junior to other existing, and potentially future, senior classes of securities and have no voting rights. In addition, the Certificates evidence a fixed equity interest, and therefore do not provide the Class CF 2.0 Members with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits other than the Class CF 2.0 Distribution Payments.

Effect of Principal Shareholders Rights on Purchasers of Security being Offered

The principal Members and Beneficial Owners, Peter J. Krajsa and Matthew H. Brown, own all of the voting equity of the Company and are the sole members of the Company's Board of Managers. Accordingly, they have the sole ability to control the day-to-day operations of the Company whereas Class CF 2.0 Members have no ability to influence Company action. As noted above, if the Company: (i) creates any additional "senior" classes of equity; and/or (ii) incurs additional third-party debts or liabilities, then, in either case, those obligations and/or liabilities could potentially reduce the Company's available funds, which, in turn, could materially impact the ability of the Company to satisfy its payment obligations under the Certificates.

Security risk to purchasers associated with corporate actions:

- Additional issuances of securities — If such additional securities are "senior" in distribution or liquidation preference to the Certificates, then there is an increased risk that sufficient funds may not be available to provide Distribution Payments to the Certificate holders.
- Issuer repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to provide Distribution Payments to the Certificate holders.
- A sale of the issuer or of assets of the issuer — As noted above, upon a Change of Control event, the Certificate holder is entitled to the return of un-returned principal and accrued interest. However, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other "senior" or "secured" debts and liabilities and Classes of Preferred senior in the waterfall), may be insufficient to satisfy Distribution Payments owed.
- Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.
- Transactions — NEIF has had no transactions since the beginning of the Company's last fiscal year that meet the reporting requirements of Regulation Crowdfunding under Section 227.201(r).

Appendix 2. Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **National Energy Improvement Fund, LLC** in the "company and person lookup" box.

The Company's Offering page that can be found on www.honeycombcredit.com has a "Discussions" tab for live questions and answers!

Appendix 3. Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

At any time during the first year of when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company. During the period of one (1) year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one (1) year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Operating Agreement

Additional restrictions on transfer may be set forth in the Operating Agreement.

Appendix 4. SIXTH AMENDED AND RESTATED OPERATING AGREEMENT OF NATIONAL ENERGY IMPROVEMENT FUND, LLC

Please refer to the National Energy Improvement Fund, LLC Form C Exhibit "Operating Agreement" for the full Operating Agreement.

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **National Energy Improvement Fund, LLC** in the "company and person lookup" box.

EXHIBIT B – AUDITED FINANCIAL STATEMENTS

EXHIBIT C – BUSINESS PLAN

The National Energy Improvement Fund, LLC ("NEIF" or the "Company"') is a Pennsylvania public benefit, for profit, limited liability company (LLC) organized on July 17, 2017. NEIF is a Certified B Corporation. The Company is located at 1005 Brookside Road, Suite 200, Allentown, PA 18106 and 1800 Wazee Street, Suite 300, Denver, CO 80202. The Company's website address is www.neifund.org .

NEIF operates as a multi-state non-bank financial services company. NEIF provides financing for essential energy and resilience improvements like heating, ventilation, air-conditioning (HVAC), roofing, lighting, and battery storage, which make homes and businesses more resilient, efficient, healthy, and comfortable and helps contractors grow their businesses. Led by energy financing pioneers, Peter Krajsa, Matthew Brown, Laura Nelson and a team responsible for over $900 million in innovative energy financing programs, NEIF is currently the nation's only Certified B Corporation® specializing in energy efficiency and resilience lending and is registered or supervised as a consumer lender and servicer in 46 states. NEIF operates its commercial financing platform nationally.

With a heritage dating to 1947 (AFC First and later Harcourt Brown & Carey), NEIF was organized as a for-profit Public Benefit Corporation in 2017 and commenced operations in July 2018. NEIF went through additional assessment and scrutiny to officially be designated as a Certified B Corporation® by the international certification board. Certified B Corporations are businesses that balance purpose and profit, and are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. Certified B Corporations® (B Corps™) meet the highest verified standards of social and environmental performance, public transparency, and legal accountability in five categories: governance, workers, customers, community, and the environment. NEIF is also an approved Home Improvement Expert™ Partner of the U.S. Department of Energy.

NEIF provides fixed rated, point-of-purchase financing for most installed products that improve a home's energy efficiency, health, resilience, or comfort, installed by NEIF - Approved Contractors. These include heating, cooling, insulation, roofing, generators, windows, and renewables. NEIF also offers financing for commercial energy improvements such as lighting, battery storage, solar and mechanical systems, typically as a program administrator for utilities. In addition, the company provides advance funding to contractors and program implementors utility and state program rebates through it RB Funding LLC (Rebate Bridge) subsidiary.

OVERVIEW & IMPACT

NATIONAL ENERGY IMPROVEMENT FUND, LLC



ABOUT THE NATIONAL ENERGY IMPROVEMENT FUND, LLC

With a management and lending heritage dating to 1947, the National Energy Improvement Fund (NEIF) was organized as a for-profit Benefit Corporation, commencing operations in July 2018. In 2019, NEIF became a Certified B Corporation™ and was named a Home Improvement Expert Partner by the U.S. Department of Energy.

NEIF provides **fair and transparent financing for essential energy efficiency and resilience improvements like HVAC, insulation, windows, generators, lighting & battery storage.** Financing is delivered through partnerships with contractors, distributors, manufacturers, utilities, non-profits and state and local governments.

The National Energy Improvement Fund, LLC (NEIF) is the nation's only Certified B Corp™ lender specializing in improvements that make homes and buildings efficient, safe, healthy and comfortable.

NEIF is committed to affordability, energy efficiency & resilience and job development.

www.neifund.org | Allentown, PA | Denver, CO



FOCUSED ON AFFORDABILITY OF
ESSENTIAL IMPROVEMENTS

Affordability is the **greatest impediment** to the adoption of home and building energy efficiency upgrades. They can be expensive — and are often unexpected. Rebates only cover a small portion of the cost, and traditional financing typically offers short-term "teaser" rates, includes a high cost to contractors, or involves a cumbersome loan process.

NEIF is focused on improving the delivery channel, increasing affordability, and aiding contractor cash flow.

NEIF'S GROWTH IN ESSENTIAL EFFICIENCY PROJECTS



Residential, Commercial and Rebate Advance Project Fundings

$651,244,246
TOTAL PROJECTS FUNDED*

27,403
PROJECTS COMPLETED*

110,000,000
ESTIMATED KWH SAVINGS*

$124,719,071
LOAN SERVICING PORTFOLIO**



HVAC & ELECTRIFICATION UPGRADES

86%

NEIF finances energy efficiency improvements of most fuel types. In 2025, 86% of financed upgrades were for essential HVAC and electrification.

 

**As of 12/31/2025. *Cumulative
Estimates are based on 5 year kwh savings of 10% of original baseline usage on an average U.S. home.



PROGRAM & MARKET-BASED FAIR, EFFICIENT & COMPLIANT LENDING



NEIF MAKES ESSENTIAL ENERGY UPGRADES AFFORDABLE.

As a Certified B Corporation, NEIF serves all income levels, including low-to-moderate income borrowers, where access to affordable energy upgrades is vital. Low and moderate-income households accounted for 51% of all loans in 2025.

Low	Moderate	Above Moderate
23%	28%	49%



NEIF SUPPORTS SMALL BUSINESS & JOB DEVELOPMENT.

NEIF currently supports over 1,500 contractors, the vast majority of which are small businesses. NEIF helps businesses grow by offering trusted, affordable customer financing, advance rebate funding to improve contractor cash flow, and ongoing training and support on best practices in energy efficiency business development.



NEIF IS AN EXPERT IN STATE AND UTILITY PROGRAM DEVELOPMENT.

NEIF administers financing programs for some of the nation's largest utilities for both commercial and residential customers and is actively working with states to implement "green banks" and other programs.













atlantic city electric | Jersey Central Power & Light | Pennsylvania Energy Development Authority | DUKE ENERGY | BRIGGS & STRATTON | LG ProDirect

1,538

APPROVED CONTRACTOR

TOTAL APPROVED CONTRACTOR BUSINESS PARTNERS

LENDING NATIONALLY
& LICENSED IN 46 STATES







NEIF NATIONAL ENERGY IMPROVEMENT FUND — Certified B Corporation

Figure 1.As of 12/31/25

Sustained Growth in Energy Lending Production and Servicing Assets

	2020	2021	2022	2023	2024	2025
Servicing Book	$20,685,622	$26,785,114	$41,502,409	$74,431,386	$90,797,937	$124,719,071
Production						
Residential	$11,407,753	$13,890,880	$24,242,767	$48,463,222	$40,191,184	$60,988,277
Commercial	$1,354,659	$2,089,729	$4,264,111	$11,302,945	$15,277,434	$15,073,567
Rebate Advance	$4,201,576	$10,256,428	$30,586,037	$48,163,234	$145,799,888	$146,861,270
TOTAL	**$16,963,988**	**$26,237,037**	**$59,092,915**	**$107,929,401**	**$201,268,507**	**$222,923,115**



Figure 2. NEIF actual performance statistics as of 12/31/25



Figure 2: Portfolio comparison of delinquency rates from December 2021 to December 2025.

NEIF is registered or regulated or licensed lender in 46 states for residential programs and operates nationally for commercial programs as of December 2024 *NEIF operates commercial programs nationally and maintains or is pending residential lending licensing or exemptions in these states.*

State	Lending Requirement	License Status	Registration To Do Business
Alabama	Consumer Credit Act License	MC 22708	587 262
Arkansas	Consumer Lending	Licensure Not Required	811490217
California	Finance Lender	60DBO-106993 (PA)	201926610036
		60DBO-111768 (CO)	
Colorado	Supervised Lender	SUP-4000812	20181026783
Connecticut	Small Loan Company	SLC-1723196	6402847
DC	Money Lenders License	ML1723196	6762469
Delaware	Licensed Lender	26639	6752237
Florida	Consumer Finance Company	Exemption per Rate Trigger	M18000002917
Georgia	Industrial Loan License	Exemption per Dollar Trigger	19149242
Hawaii	Consumer Loan License	Exemption per Rate Trigger	202446556
Idaho	Regulated Lender License	RRL-11308	5621693
Illinois	Consumer Installment Loan Act License	CI.0004692-H	9038469
Indiana	Consumer Loan License	64094	202305091689672
Kansas	Supervised Loan License	SL.0027050	20240223-935685
Kentucky	Consumer Loan License	CL828008	1015492
Louisiana	Licensed Lender	1723196	11120932#3CF52
Maine	Supervised Lender	1723196	20180597FC
Maryland	Consumer Loan License	03-2384	1000362011236290
Massachusetts	Third Party Loan Servicer	SL1723196 / LS1723196	201985023930
Michigan	Regulatory Loan License	RL0025231	803036566
Minnesota	Regulated Loan License	MN-RL-1723196	1442287
Mississippi	Small Loan License	Licensure Not Required	1442287
Missouri	Small Loan License	367-24-9522	FL001700870
Montana	Consumer Loan License	In Progress	E1468712-16262605
Nebraska	Installment Loan License	Exemption per Rate Trigger	2409192261
New Hampshire	Small Loan License	22915-SM	812196
New Jersey	Licensed Lender	Exemption per Rate Trigger	140229958
New Mexico	Small Loan Company License	2455	7622511
New York	Licensed Lender	Exemption per Rate Trigger	5359690
North Carolina	Consumer Finance Lending License	Exemption per Rate Trigger	C201931500116
North Dakota	Money Broker License	In Progress	6756168
Ohio	General Loan Law Certificate of Registration	GL.502107.000	201910201564
Oklahoma	Supervised Lender	In Progress	3713745817
Oregon	Consumer Finance License	1723196-L	2287829-91
Pennsylvania	Consumer Discount Company	66007	6581053
Rhode Island	Lender License	20204114LL	201921942080
South Carolina	Supervised Lender	SL – 1723196	190918-1123464
		SL – 1723196 Website Renewal	
South Dakota	Money Lender License	In Progress	FL282299
Tennessee	Industrial Loan & Thrift Company License	1723196	B1397-0167
Texas	Regulated Lender License	2000067294-164823	803627367
Utah	Consumer Credit Notification	42424	13833802-0161
Vermont	Lender License	7530	2581240
Virginia	Consumer Finance License	Exemption per Rate Trigger	T080796-8
Washington	Consumer Loan License	In Progress	605531920
West Virginia	Regulated Consumer Lender	Exemption per Rate Trigger	2374-4854
Wisconsin	Consumer Finance License	Exemption per Rate Trigger	55347

NEIF Background

NEIF's mission and strategic focus

- Mission: To increase the affordability of energy efficiency and resilience improvements in homes and commercial properties, and to help contractors grow their businesses in the energy efficiency and resilience markets.

- Strategic focus:
    - **Climate —** NEIF finances energy efficiency improvements that reduce energy usage and the carbon footprint.
    - **Affordability —** NEIF financing makes energy and resilience improvements more affordable for homeowners and businesses of all sizes and income levels, with additional focus on low and moderate income borrowers.
    - **Energy Resilience —** NEIF provides specialty generators and battery storage financing for buildings in high impact weather regions.
    - **Business and Job Development —** NEIF accelerates contractor growth and employee development with training, products, and programs.

NEIF's distinction

- Experienced leadership and staff who have previously built, operated, and transitioned innovative and successful energy finance businesses.

- A unique market position as a focused energy and resiliency lender, filling product and distribution gaps with programs, expertise, compliance, and technology.

- Third-party B Corp certification for strong ethical practices and a commitment to the environment, compliance, and accountability.

- A licensed and regulated consumer lender under physical supervision of the Pennsylvania Department of Banking and numerous other state banking agencies.

- Fully audited with ongoing and annual CPA review of financial statements, processes, and procedures.

- Certified as a Home Improvement Expert™ partner by the U.S. Department of Energy.

- Fully compliant processes for loan origination, servicing, and payment processing and integrated Statement on Auditing Standards (SAS)-compliant software.

- Offering loans to customers of NEIF-Approved Contractors, providing training to contractors, working capital to support small businesses, job development, and help to increase their sales.

- An innovative, compliant and time-tested fintech company with end-to-end Service Organization Control (SOC)-compliant systems for loan origination, servicing, and payment processing.

NEIF products adhere to four essential pillars

- **Simplicity —** Uncomplicated products and processes. Responsive communication. Knowledgeable service. Straightforward technology.

- **Transparency —** Financing options with clear terms and no hidden costs to customers or contractors. Supporting informed and confident decision-making.

- **Trust —** Third-party certified to meet the highest standards of compliance, social and environmental focus, accountability and fair lending practices.

- **Expertise —** Staff with years of innovation in energy and resiliency financing. Knowledge, expertise and broad industry perspective for best contractor and customer experience.

NEIF's comprehensive solutions address four market gaps

- **Confusing and high cost financing —** Many contractors offer non-transparent, high contractor fees, and "promotional financing" which can increase the cost to the customer and limit affordability.

- **Contractor cash constraints —** Contractors are often cash-strapped, time-strapped, and lacking a true partner to grow their business.

- **Generic and limited products —**Generic lending products don't fully address the specialized needs of energy programs nor the emerging and fast-growing markets for resiliency solutions (high quality roofs, battery storage, etc.).

- **Inadequate support to Utilities, States, and Green Banks —** Most lenders lack the specialized expertise required to effectively partner with programs that promote energy efficiency, renewable energy, and resiliency.

NEIF serves four customer types

- **Homeowners —** Point of purchase financing and insurance for qualifying energy and resiliency improvements.

- **Businesses —** Financing for commercial, industrial and municipal energy and resiliency upgrades.

- **Contractors —** Bridge financing for HVAC, roofing, lighting and other contractors.

- **Governments, Utilities, Manufacturers, Distributors, and Programs** — Administration and delivery of program and contractor network-driven efficiency and resiliency lending.

NEIF provides essential products and services

- **Lending to consumer and commercial customers** — Loan origination and servicing for efficient HVAC, windows, roofs, lighting, battery storage and other efficiency, and resilience upgrades.
- **Bridge financing for contractors** — Advance funding programs to cover contractor short-term capital needs with rebate advance payments, working capital, and related funding.
- **Program administration services** — Portal technology, loan servicing, and origination for governments, utility, and other sponsors and their contractor networks.

NEIF brings its products to market through four channels

- **Manufacturers, Distributors and Industry Associations** — Partnering with industry leaders such as LG ProDirect, Briggs & Stratton, Energy Kinetics, Rheem distributors, Energy Efficiency Alliance, BPI, Building Performance Association, and CEMA.

- **Direct to Contractor** — Providing a network of qualified energy and resiliency contractors vetted for financial and ethical stability, with tools and training to integrate fair financing.

- **Government Efficiency and Resilience Programs** — Developing and managing programs for government agencies such as Efficiency Maine, Pennsylvania Energy Development Authority, Philadelphia Energy Authority, State of New Mexico and several state green banks.

- **Utilities** — Administering targeted financing programs for utilities such as JCP&L, Atlantic City Electric, Eversource, AEP Ohio, Xcel Energy, etc. and others.

Residential Financing Market

- The annual home improvement market is in excess of $250 billion (Joint Center for Housing Studies, Harvard University[1]
- More than half of all home improvements are financed, 11% of this are financed with point of purchase financing other than credit cards (bankrate.com).
- NEIF's principal competitors like Synchrony, GreenSky and EnerBank focus on short term promotional financing programs ("Zero %") with high costs to the contractors.
- NEIF focuses on transparent, fixed-rate installment financing with no or low- cost to the contractor.

---

[1] https://www.jchs.harvard.edu/press-releases/residential-remodeling-continue-steady-expansion

- NEIF required share of the market to hit its planned maximum volume and sustained profitability is estimated to be 0.25% (less than a quarter of one percent)

NEIF experiences indicate that financing options for core energy and resiliency improvements remain unfocused and fragmented

- Approximately, 80% of all energy-related improvements are "reactive" – that is, they are a response to a heating or cooling system outage or other urgent upgrade.

- For many homeowners, these "reactive" home improvements ($2,500 to $25,000) come as a surprise, un-budgeted major capital expense and can often fall into the consumer's financing "twilight zone" – too big for a credit card, too small for a home equity loan.

- Credit cards, short-term promotional programs, or cumbersome traditional financing do not address the needs of buyers and contractors looking for fast turn-around, fair pricing and longer-term affordability for a major capital purchase in energy-related improvements.

- Because a reactive improvement is time sensitive and consumers may have limited, less-than-affordable or inefficient financial options available to them, they often are only able to afford cheaper and less efficient systems or improvements.

- Small and mid-size commercial borrower(s) face similar hurdles with limited and mostly short-term payment options available.

Existing products and providers do not fully address the financing needs of the multi-billion energy and resiliency improvement market

- Large National Banks and Finance Companies offer sophisticated point of purchase programs for contractors, but are generally focused on "promotional" finance programs with high costs and dealer fees that may result in a hidden finance charge to consumers. For most of these programs, lenders' energy improvements are just another line item to finance like hot tubs and All-terrain vehicles (ATV)s. Additionally, there is no motivation to integrate with utility or other energy programs, or provide specific energy industry know-how to consumers and contractors.

- Fintech platforms and internet lenders need massive volume to feed venture capital and private equity investor returns, requiring them to focus on large, high cost improvements like solar. Access to loan capital is based on the "big Wall Street banks" interest to provide financing and price. While some fintech lenders offer financing for basic energy improvements, it is typically treated as an "add-on" and not a core product.

- Local Banks and Lenders commonly focus on home equity loans or financing products that are more complex and require a longer time to process, making them unresponsive to the immediate needs of the consumer. They are generally not engaged in point-of-purchase financing, contractor network development and management, or energy-specific program administration.

Why invest in NEIF

NEIF has extensive energy, lending, compliance and regulatory knowledge led by a leadership team with decades of experience

- The NEIF management team is made up of energy finance veterans, with decades of industry and innovation and lending legacy dating to 1947.

- The team has collectively completed over $900 million in energy lending.

- Peter Krajsa, Co-Chair and Founder - Previously CEO of AFC First, a groundbreaking energy efficiency lender founded in 1947 with over 6,000 participating contractors, creators of Pennsylvania's Keystone HELP, the national EnergyLoan program, and many other market-based and state- and utility-backed financing programs. He successfully sold AFC First to Renew Financial, the creator of PACE financing, in 2015. Peter has over 30 years of industry experience.

- Matthew Brown, Co-Chair and Founder - Founder and Principal of Harcourt Brown & Carey and HBC Energy Capital, the nation's top designer of energy finance programs for States and Utilities, including California, Michigan and many others. Matthew has over 25 years of industry experience.

- Laura Nelson, Chief Operating Officer - Previously CFO of AFC First, and VP of Renew Financial and Deutsche Bank. She was instrumental in the creation of the national Warehouse for Energy Efficiency Lending and has been involved in financial management, operational controls, process improvement and regulatory and investor compliance. Laura has over 20 years of industry experience.

- Tessa Shin, Vice President, Lending and Programs – Former Director of Lending and Programs at AFC First and Renew Financial. Tessa has over 15 years of industry experience.

- Teri Stoffey, Vice President, Accounting and Servicing – Former Accounting Manager at Renew Financial, and former Director of Process and Reporting at AFC First. Teri has over 10 years of industry experience.

- Randy Bak, Senior Director, Business Development - Experienced national dealer and channel sales professional formally with Renew Financial, Toshiba and other technology companies.

- Jensen Handwork, Senior Director, Commercial Programs and Training – Foundational experience working in all aspects of commercial energy lending and utility programs.

- Trey Muffet, Senior Director, Business Development– Innovative program developer and energy efficiency expert.

- NEIF currently has 36 employees.

NEIF team members have been part of the development of the nation's most innovative energy financing programs

- NEIF is a trusted brand among contractors that seek a transparent, monthly payment option for customers.

- NEIF is well-known in the energy industry and has worked closely with utilities, state green banks, state energy offices, utility program implementers and others, including programs and partners such as: Pennsylvania Treasury –Keystone HELP, Pennsylvania Energy Development Authority, Efficiency Maine, Connecticut Green Bank, Eversource, United Illuminating, Michigan Saves, Energy Kinetics, LG Pr-Direct, Briggs & Stratton P&N Distribution (Rheem), PECO, WHEEL, FannieMae, HUD PowerSaver, California Treasurer & Utilities, Delaware Sustainable Energy Utility, West Penn Power Sustainable Energy Fund, The Sustainable Energy Fund, Philadelphia Energy Authority, ComEd, Ameren, Duke Energy, JCP&L, Exelon, ATAS International, Rocky Mountain Power, Xcel Energy, Sacramento Municipal Utility District, Marin Clean Energy, Atlantic City Electric, and AEP Ohio.

NEIF's business model combines recurring revenue and transaction fees

- NEIF earns recurring revenue on its loan servicing portfolio and retainer contracts, and transaction fee revenue on loan origination, contractor management, and other services.

- For selected loan products, NEIF originates and funds loans to homeowners and businesses for eligible energy and resilience improvements installed by qualified contractors. NEIF sells the underlying loans into pre-committed capital pools or originates on behalf of credit unions. NEIF retains ownership, for the life of the loan, of a loan servicing origination and spread for account management, payment processing, collections and reporting, as well as a program management spread for contractor management, training, improvement qualification, and reporting. These spreads are paid out of the loan yield on the outstanding balance of the loan portfolio and range from 1.5% to 4% annually depending on the level of services.

- NEIF receives monthly retainers from utilities and other programs. Services include the management of lending activities for a utility's commercial and small business initiatives, and range from $1,000 monthly to $5,000 monthly depending on the level of service.

- NEIF provides premium subscription services to contractors for preferred access to sales tools, NEIF's proprietary financing portals, and additional marketing services.

- A $25 million servicing portfolio, for example, would be projected to generate about $2 million in lifetime servicing revenue. This assumes $25 million in loans originated results in $2.088 million in servicing revenue based on an 87-month average life and 2.49% spread.

- NEIF originates commercial transactions for financing products provided by third-party lenders that enhance NEIF's product offerings. Examples include larger loan amounts or different financing structures like commercial Property Assessed Clean Energy (PACE), Power Purchase Agreements (PPA), working capital lines of credit for contractors, and certain types of lease arrangements. NEIF receives a funding transaction fee of 1% to 4% of the loan amount.

- NEIF earns processing fee revenue and profit participation for advance payment to contractors for utility and government rebates through its interest in RB Funding, LLC (Rebate Bridge).

- NEIF is a licensed or compliant lender in all the states in which it operates. It maintains a full origination and servicing operation, deriving revenue for ongoing servicing fees, origination and placement fees paid by capital sources, retainers by utilities, and service fees paid by programs.

- In September 2025 NEIF acquired controlling interest in RB Funding LLC, which provides advance funding on rebate and other cash-flow programs for contractors under the Rebate Bridge product line.

NEIF has built robust partnerships, alliances and integrations

- Aggregation and forward purchase commitment of community bank, credit union, foundation, and socially responsible investor capital provides access to low cost, sustainable and diverse sources of funding.

- Alliances and integration with state green banks, utilities and others provide access to deal flow, to credibility and to subsidy funds that reduce loan rates, enhance marketing and increase contractor usage.

- State-of-the art origination, contractor support and servicing technology enhances contractor close rates, consumer uptake of energy improvements, and loan payment performance.

- The NEIF team understands the nuances of energy efficiency and resilience marketing and lending and how to build strong contractor and sponsor relationships that use financing to drive sales of energy efficiency with effective sales training and integrated marketing.

NEIF has a high focus on risk management and lending compliance

- Management has deep consumer lending experience with systems and documents that are fully compliant and current. Origination and servicing comply with regulations & bank partner expectations.

- The business model is built on controlled and sustained growth derived through systematic deployment through contiguous geographic areas or related vertical channels. Projections are based on receiving 0.75 applications per month for each approved contractor, with a pull through rate of 45%. These metrics are based on management's previous experience in an identical business line and have been consistent since NEIF's founding.

NEIF is successfully creating high-performing loans for a wide variety of energy and improvement loans, as well as helping to create affordability across a diverse group of income demographics

- Strong credit: The average credit score for all energy and resiliency funded loans by NEIF to date is 757 (2025 data). Annual charge-offs are historically less than 1%.

- Strong repayment performance: The 30-day delinquency for all standard NEIF loans is less than 1.0%, (anticipated losses are 0.90% annually based on historical performance metrics for similar portfolios originated by NEIF's management at previous companies).

- Serving all income levels: NEIF serves all income levels including low-to-moderate income borrowers – AND maintains an industry-leading low delinquency rate. NEIF 30-day past-due energy efficiency loans as of 12/31/25 are less than 0.57% of portfolio vs. the national average of 2.72% based on Federal Reserve data.[2]

- Diversified projects: 86 % of NEIF's loans have been for efficient heating, cooling, electrification and related improvements and 14% have been for insulation and other building envelope measures (2025 data).

- Reducing carbon emissions and energy costs: A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more based on Department of Energy data.[3]

---

[2] https://www.federalreserve.gov/releases/chargeoff/delallsa.htm Accessed 14 April, 2024. Data for December 2023.

[3]

https://www.energy.gov/energysaver/articles/how-much-can-you-really-save-energy-efficient-improvements
https://www.energystar.gov/buildings/facility-owners-and-managers/existing-buildings/save-energy/find-cost-effective-investments

- Funding spread across diverse income demographics: For all energy and resiliency funded loans by NEIF, 23.00% have been for low income (less than 80% of Area Median Income), 28.00% have been for moderate income (between 80% and 120% of Area Median Income) and 49.00 % have been for above moderate income (greater than 120% of Area Median Income. (2025 data).

EXHIBIT D – BENEFIT REPORT

EXHIBIT E – OPERATING AGREEMENT

EXHIBIT F – OFFICER CERTIFICATE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

National Energy Improvement Fund, LLC

Issuer

Peter Krajsa

_____

Signature

Peter Krajsa

Co-Chair and Managing Member